Exhibit 99.2

SINA Corporation Announces Final AGM Results and

New Initiatives to Enhance Board and Shareholding Structure

BEIJING, Nov. 7, 2017 — SINA Corporation (“SINA” or the “Company”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced the final vote count for the Company’s 2017 Annual General Meeting of Shareholders (the “2017 AGM”) held in Hong Kong on November 3, 2017, as well as the Company’s new initiatives to enhance its board and shareholding structure.

2017 AGM Results

Based on a certified vote count provided by Computershare Hong Kong Investor Services Limited (“Computershare”), acting as the Company’s independent Inspector of Elections for the 2017 AGM, SINA shareholders have voted to re-elect SINA director, Yichen Zhang.  The two nominees proposed by SINA shareholder Aristeia Capital, L.L.C. (“Aristeia”), Brett Krause and Thomas Manning, were not elected to the Board.

The tabulation of the voting results from Computershare for the proposals presented at the 2017 AGM are as follows:

SINA Board of Directors Nominee:

Director	Votes For	Votes Against	Votes Abstain
Yichen Zhang	43,933,952	2,850,587	4,492,637

Aristeia’s Nominees:

Director	Votes For	Votes Against	Votes Abstain
Brett Krause	11,544,633	39,336,262	396,177
Thomas Manning	22,410,145	28,727,815	139,113

Ratify the Appointment of PricewaterhouseCoopers Zhong Tian LLP:

Votes For	Votes Against	Votes Abstain
50,109,609	309,481	857,314

Based on proxies submitted, the quorum at the 2017 AGM was approximately 72% of SINA’s outstanding shares. The tabulation of the voting results for the proposals presented indicates that approximately 94% of votes cast were in support of Mr. Zhang and approximately 77% and 56% of votes cast were against Messrs. Krause and Manning, respectively.

Initiative to Enhance Board Structure

Following the 2017 AGM, the Company’s Board of Directors (the “Board”) resolved to establish a nominating and corporate governance committee of the Board (the “Nominating Committee”), comprised of independent directors Mr. Yichen Zhang and Mr. Yan Wang, to be responsible for matters delegated to the Nominating Committee, as set forth in the Nominating Committee charter adopted by the Board.  Currently, four out of five directors on the Board are independent directors.  Under Rule 405 of the U.S. Securities Act of 1933, as amended, Sina is a foreign private issuer.  As such, the Company is permitted under the Nasdaq Stock Market Rules to rely on home country practice with respect to its board and committee composition.  In the interest of the Company and all of its shareholders, the Board intends to hold itself to the highest corporate governance standards, and has decided not to rely on home country practice with respect to the majority independent board and independent board committee requirements under Nasdaq rules. The Board has instructed and authorized the Nominating Committee to commence an active search of highly qualified independent director candidates who have suitable credentials and backgrounds that complement the existing Board and can bring additional value to the Company.

Initiative to Enhance Shareholding Structure

As a foreign private issuer, the Company is not subject to proxy rules under U.S. securities law and is not required to file proxy solicitation materials in connection with annual or special shareholders meetings. However, to protect the Company’s interests and stability, the Company’s directors and senior management had to divert significant amount of time, attention and efforts from the Company’s normal business operations and strategic planning, and the Company had to utilize significant amount of resources, to prepare proxy solicitation materials and engage in the recent proxy contest that concluded at the 2017 AGM. The Company believes any future proxy contest could be costly, time consuming and disruptive.  More importantly, any proxy contest initiated by any shareholder with potentially value destructive proposals may materially and adversely affect the Company’s stability in a highly regulated environment and its ability to execute business strategies for shareholder value enhancement over the long term under the leadership of the Board and its senior management.

In light of the foregoing, the Company has been exploring possible ways permitted under applicable laws and the Company’s articles of association to protect itself from potentially disruptive and value destructive situations in the future.  Subsequent to the 2017 AGM, upon authorization and approval by the Board and the independent audit committee and in accordance with the Company’s articles of association, the Company issued 7,150 newly created Class A Preference Shares with 10,000 votes per share initially (the “Class A Preference Shares”), at par value of US$1.00 per share, to New Wave MMXV Limited (“New Wave”), a holding company that holds 7,944,386 Ordinary Shares of the Company on behalf of senior management of the Company and is controlled by Mr. Charles Chao.  This new issuance of the Class A Preference Shares to New Wave effectively enables New Wave to have voting power equivalent to 10 votes for each Ordinary Share currently held by it.  The following is a summary of the key terms of the Class A Preference Shares:

•  The Class A Preference Shares have no economic right nor any right to dividend or any other distribution of the Company.

•  The Class A Preference Shares are entitled to vote on all matters submitted to a general meeting of the Company.  When New Wave sells or otherwise transfers any number of Ordinary Shares held by it to a third party which is not an affiliate of New Wave, the number of votes that each Class A Preference Share is entitled to will be reduced proportionally.

•  On any resolution to elect a director where the nominee is an executive officer of the Company, the votes attaching to the Class A Preference Shares on such resolution shall not be counted if a majority of the votes cast by the holders of the Company’s ordinary shares is against the appointment of such nominee.

•  For all matters that are required to be subject to shareholder approval under Rule 5635 of the Nasdaq Stock Market Rules, New Wave shall vote the Class A Preference Shares in accordance with the Board’s recommendation to the extent the board determines to submit any such matter to shareholder approval.

•  When New Wave ceases to be controlled by any person holding executive office in the Company, the Class A Preference Shares shall cease to have any voting right.

Immediately after the Company’s issuance of 7,150 Class A Preference Shares to New Wave, New Wave’s aggregate voting power in the Company increased from approximately 11.1% to approximately 55.5%.

About SINA

We are an online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA.cn (mobile portal), SINA Mobile Apps and Weibo.com (social media) enable Internet users to access professional media and user generated content in multi-media formats from the web and mobile devices and share their interests to friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA.cn and SINA Mobile Apps provide news information, professional and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) and mobile application format. Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. Based on an open platform architecture, Weibo allows users to create and post feeds and attach multi-media content, as well as access a wide range of organically and third-party developed applications, such as online games.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This communication contains forward-looking statements that relate to, among other things, SINA’s expected performance and SINA’s strategic and operational plans. SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2016 and its other filings with the SEC. Past performance is not necessarily indicative of future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. The information in this communication is provided only as of the date hereof, and SINA assumes no obligation to update its forward-looking statements in this communication or elsewhere, except as required by law.

Contacts

Investor Relations

SINA Corporation
Phone: 8610-5898 3336
Email: ir@staff.SINA.com.cn

Media

Ed Trissel / Nick Lamplough

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212-355-4449